

December 19, 2011

<u>Via E-mail</u>
Dwight Brunoehler
Chief Executive Officer
Biostem U.S. Corporation
1266 Turner Street
Clearwater, FL 33756

> **Re:** **Biostem U.S. Corporation**
> **Amendment No. 2 to Form 10**
> **Filed December 13, 2011**
> **File No. 000-54490**

Dear Mr. Brunoehler:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Exhibit 10.4 to your amended Form 10 includes an amendment to the employment agreement for Mr. Satino. The terms of this amendment have not been reflected in your revised registration statement. For example, the disclosure in your filing indicates that Mr. Satino is still entitled to a $250,000 annual salary and that he is foregoing his compensation until he and the company's CEO otherwise agree. Please revise your disclosure as necessary, including your disclosure on pages 16 and 19.

<u>Security Ownership of Certain Beneficial Owners and Management, page 18</u>

2. We note that the contact information for several of the individuals identified in this table is intended to be provided in footnote (2) to the table. However, the table does not include a footnote (2). Please revise.

You may contact Joe Kempf, Staff Accountant at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Celeste M. Murphy, Legal Branch Chief at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director